Nuveen Georgia Dividend Advantage Municipal Fund 2

333 West Wacker Drive

Chicago, Illinois 60606

July 6, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Georgia Dividend Advantage Municipal Fund 2 (the “Fund”)
Request to Withdraw Registration Statement on Form 8-A filed on June 28, 2012
File No.: 001-31428

To the Commission:

On behalf of the Fund, we hereby request the consent of the Securities and Exchange Commission to withdraw the Fund’s Form 8-A filed on June 28, 2012. The Fund seeks withdrawal because the Form 8-A filed on June 28, 2012 inadvertently indicated the incorrect exchange on which one of the series of MuniFundTerm Preferred Shares of Beneficial Interest is to be registered. The Form 8-A filed on June 28, 2012 has not become effective. A new Form 8-A indicating the correct exchange is concurrently being filed with the Securities and Exchange Commission.

Please direct any questions or comments regarding this filing to Abigail Murray of Vedder Price P.C. at (312) 609-7796.

Sincerely,

Nuveen Georgia Dividend Advantage Municipal Fund 2

/s/ Mark L. Winget
Mark L. Winget
Assistant Vice President